Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 26-01

Silver North intersects 9.10 metres averaging 428.3 g/t Silver and 0.73 g/t Gold from 182.40 metres at the Haldane Silver Property, Yukon

•Includes 2.80 m of 1,069 g/t silver and 1.41 g/t gold in HLD25-36.

•Main Fault mineralization intersected in drilling on three sections in 2025 program, representing approximately 100 metres strike extent and 150 metres downdip.

•Strong gold values consistent with previous Main Fault intersections.

Vancouver, BC, January 12, 2026 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) “Silver North” or the “Company”) announces that the Company has received results from the remaining two holes from the 2025 exploration program at its flagship Haldane Silver Property in the historic Keno Hill Silver District, Yukon. Results include 2.80 metres averaging 1,069 g/t silver, 1.41 g/t gold, 12.60% lead and 3.01% zinc within a larger 9.10 metre intersection of 428 g/t silver, 0.73 g/t gold, 5.26% lead and 1.73% zinc from 182.40 metres down hole. A total of eight holes (totalling 1,759.5 metres) were completed in the 2025 program, seven of which successfully tested the Main Fault, intersecting silver-bearing siderite-sulphide vein and vein breccia mineralization. One hole (HLD25-37) was abandoned within what is interpreted to be the Main Fault but no core was recovered. The road-accessible 8,579 hectare Haldane Property is located 25 km west of Keno City, YT, adjacent to Hecla Mining’s producing Keno Hill Silver Mine property, and hosts numerous occurrences of silver-lead-zinc-bearing quartz siderite veins resembling the ore-bearing veins being mined at Keno Hill.

“The Main Fault is showing itself to be a strong and complex fault structure capable of hosting high grade silver, gold, lead and zinc mineralization. We are in the early days of revealing the potential of this target, one of three new discoveries Silver North has made so far on the property,” stated Jason Weber, P.Geo., President and CEO of Silver North. “With funding already in place to start the 2026 program as early as possible, we will be planning the next program to further define the potential of the Main Fault and other targets at Haldane shortly.”

HLD25-36 and 38 were drilled off section to test for structures oblique to the Main Fault (“linkage” or “transverse” faults), and to investigate the continuity of vein and structure internal to the Main Fault complex. The collar location table and plan map shown below indicate the collar and hole orientation with respect to the rest of the Main Fault.  As with other intersections at the Main Fault and elsewhere on the Haldane property, mineralization in both holes consists of siderite +/- quartz, galena and sphalerite veins and breccias, as well as strongly faulted and ground up vein and vein breccia material.

Table 1: 2025 Drilling – Significant Results HLD25-36 and 38

Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Silver Eq1
HLD25-36	161.00	164.15	3.15	228	0.10	0.48	0.45	232
	182.40	191.50	9.10	428	0.73	5.26	1.73	557
incl	188.00	190.80	2.80	1069	1.41	12.60	3.02	1335

HLD25-38	177.00	178. 50	1.50	406	0.10	3.13	0.18	436
	196.30	218.30	22.00	71	0.17	1.56	0.76	114
incl	198.00	207.50	9.50	140	0.29	3.44	1.34	227
and incl	203.60	205.50	1.90	437	0.35	14.55	4.04	740

1Silver-equivalent values are calculated assuming typical recoveries based on metallurgical studies conducted on a range of analogous vein deposits and are not necessarily reflective of metallurgy on the property. No metallurgical work has been reported on the property. The recoveries used are 92% silver, 70% gold, 88% lead and 70% zinc. The silver – equivalent formula: using the formula: ((35 * silver (g/t)*0.92 / 31.1035) + (3000 * gold (g/t)*0.70 / 31.1035) + (1.00 * 2204 * lead %*0.88/100) + (1.20 * 2204 * zinc %*0.70/100)) *(31.1035 / 35). Metal price assumptions are US$35/oz silver, US$3,000/oz gold, US$1.00/lb lead and US$1.20/lb zinc. True widths are unknown.

HLD25-36 intersected two splays of the Main Fault over 31 metres, starting at 161.0 m, separated by 18.25 metres of weaker structurally influenced quartzite, phyllitic quartzite, and phyllite with anomalous silver between the upper and lower splay. The entire 161.00 to 192.00 metres returned 174 g/t silver, 0.26 g/t gold, 1.68% lead and 0.64% zinc. The upper splay, from 161.00 to 164.15 returned 3.15 m averaging 228 g/t silver, 0.10 g/t gold, 0.48% lead and 0.45% zinc, while the more strongly mineralized lower splay averaged 428 g/t silver, 0.73 g/t gold, 5.26% lead and 1.73% zinc over 9.10 metres starting at 182.4 m down hole. A high-grade section of this interval, from 188.00 to 190.80 m averaged 1,069 g/t silver, 1.41 g/t gold, 12.60% lead and 3.02% zinc over 2.80 metres.

HLD25-38 intersected multiple mineralized intervals starting at 177.00 metres depth. A 1.50 metre section of brecciated vein material returned 406 g/t silver, 0.10 g/t gold, 3.13% lead and 0.18% zinc overlying 17.80 metres of quartzite, minor vein breccia and phyllitic quartzite anomalous in silver, lead and zinc from 178.50 to 196.30 metres. The lower section of Main Fault mineralization was intersected from 196.30 to 218.30 metres, a 22 metre zone which includes a 1.90 metre strongly mineralized section averaging 437 g/t silver, 0.35 g/t gold, 14.55% lead and 4.04% zinc.

Table 2: 2025 Drilling – Collar Location Data (NAD83, UTM Zone 8)

Hole	Depth (m)	Easting (m)	Northing (m)	Elevation (m)	Azimuth	Dip
HLD25-31	282.9	456776	7082990	1260	104	-86
HLD25-32	189.0	456825	7083060	1268	130	-68
HLD25-33	208.4	456776	7082990	1260	63	-67
HLD25-34	203.0	456757	7082951	1258	105	-54
HLD25-35	207.0	456757	7082951	1258	105	-71
HLD25-36	210.0	456757	7082951	1258	63	-55
HLD25-37	171.0	456729	7082904	1249	104	-62
HLD25-38	220.3	456776	7082990	1260	125	-74

The Company has now received all outstanding analytical results from the 2025 program. One hole, HLD25-37 was not sampled as the hole had to be abandoned in what is interpreted to be the beginning of the Main Fault, and no core was recovered. Management is now focused on interrogation of the complete Main Fault dataset to identify mineralization controls in preparation for the 2026 program. With funding in place, management intends to start with an airborne geophysical survey in late Q1 or early Q2 of this year. This timing would allow for interpretation of the airborne data to further inform targeting, with drilling to commence as soon as conditions on site allow.

HLD21-25
HLD11-09
HLD20-18
HLD21-22
HLD21-24
HLD21-23
HLD24-28
HLD25-32
HLD25-33
HLD24-29,30, 25-31, 38
HLD25-34, 35, 36
HLD25-37
West Fault Trace
Main Fault Trace
Main Showing
HLD11-05
HLD12-13
HLD11-06
HLD12-12
HLD11-07
HLD11-03
De
Df
E'
De'
D'
Df'
F'
Main South Showing
Legend
Geology
Breccia
Diorite
Quartzite
SILVER NORTH
0
100
200 m

Figure 1: Main Fault Drill Plan Map

Cross Section Looking Northeast

SILVER NORTH
De
De'
428 g/t Ag, 0.73g/t Au, 5.26% Pb, 1.73% Zn
9.10 m
818 g/t Ag, 1.39 g/t Au, 2.54% Pb, 0.98% Zn
13.15 m
Lithology
No Core
Overburden
Phyllite
Vein/Vein Breccia
Diorite
Fault Zone
Quartzite
Phyllitic Quartzite
Ag (ppm)
0
250
500
750
1000+
HLD24-29
HLD25-36
HLD24-30
HLD25-31
0m
50m
1260
1220
1180
1140
1100
1060
1020
980
x: 456755
y: 7083025
x: 456784
y: 7083017
x: 456813
y: 7083009
x: 456842
y: 7083000
x: 456871
y: 7082992
x: 456900
y: 7082984
x: 456929
y: 7082976

Figure 2: Cross Section De-De'

Cross Section Looking Northeast

Df
Df'
1260
1220
1180
1140
1100
1060
1020
980
HLD24-29
HLD24-30
HLD24-38
HLD25-31
Lithology
No Core
Overburden
Phyllite
Vein/Vein Breccia
Diorite
Fault Zone
Quartzite
Phyllitic Quartzite
Ag (ppm)
0
250
500
750
1000+
437 g/t Ag, 0.35 g/t Au, 14.55% Pb, 4.04% Zn
1.90 m
818 g/t Ag, 1.39 g/t Au, 2.54% Pb, 0.98% Zn
13.15 m
0m
50m
x: 456737
y: 7082982
x: 456766
y: 7082974
x: 456795
y: 7082966
x: 456824
y: 7082958
x: 456853
y: 7082951
x: 456882
y: 7082943
x: 456911
y: 7082935

Figure 3: Cross Section Df-Df'

Quality Assurance / Quality Control

All samples were analyzed by 33 element four-acid digestion ICP-MS methods (ME-ICP61 and ME-MS61) at ALS Canada Ltd. Sample preparation was completed in Whitehorse, Yukon and geochemical analyses were performed in Vancouver, British Columbia. Samples with over limit silver and gold were re-analyzed using a 30-gram fire assay fusion with a gravimetric finish. Over-limit lead and zinc samples were analyzed by four acid digestion and atomic absorption spectrometry. All results have passed the QA/QC screening by the lab. Hardline Exploration Ltd, of Smithers, BC is executing and managing the Haldane Project. Hardline utilized a quality control and quality assurance protocol for the drill core sampling, including blank, duplicate, and standard reference samples.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane Silver Project (next to Hecla Mining Inc.’s Keno Hill Mine project), the Tim Silver Project (under option to Coeur Mining, Inc. in the Silvertip/Midway District, BC and Yukon) and the GDR project also in the Silvertip/Midway district. Silver North also plans to acquire additional silver properties in favourable jurisdictions.

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release and approved the news release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

X: https://X.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

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